UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share
American Depositary Shares, evidenced by American Depositary
Receipts, each representing five Ordinary Shares

(Title of Class of Securities)

G3610R109 (Ordinary Shares)
34415V109 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang	With a copy to:
Fosun International Limited	John Haveman
Room 808	Faegre & Benson LLP
ICBC Tower	2200 Wells Fargo Center
3 Garden Road	90 S. Seventh Street
Hong Kong	Minneapolis, MN 55402
China	(612) 766-8705
(86) 021-63325063

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3610R109 34415V109

1	Name of Reporting Person Fosun International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 185,509,885*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 185,509,885*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 185,509,885*

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.65% *

14	Type of Reporting Person (See Instructions) CO

*Number of shares is number of Ordinary Shares.  Fosun International Limited (“Fosun International”) holds 37,101,977 American Depositary Shares (“ADSs”), each representing 5 Ordinary Shares.  Percent of class is based on 647,503,412 Ordinary Shares reported as issued and outstanding at March 31, 2008 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 6, 2008.

This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2008 (the “Original 13D”) by Fosun International Limited (“Fosun International”) with respect to Ordinary Shares and American Depositary Shares (each representing five Ordinary Shares) of Focus Media Holding Limited (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on December 24, 2008, Amendment No. 2 to the Original 13D filed on January 26, 2009, Amendment No. 3 to the Original 13D filed on January 30, 2009, Amendment No. 4 to the Original 13D filed on February 9, 2009 and Amendment No. 5 to the Original 13D filed on February 20, 2009.  Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The aggregate purchase price of the ADSs purchased by Fosun International since the filing of Amendment No. 5 to the Original 13D as described in Item 5(c) below was $21,304,757.  The funds required to effect these purchases were provided from Fosun International’s working capital and margin account borrowings made on customary terms and conditions in the ordinary course of business as and when required to open or carry positions in a margin account established with a subsidiary of Morgan Stanley.  In such instances, the securities held in the margin account, which include the ADSs as well as other securities, are pledged to secure the repayment of debit balances in the account.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 6 for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of March 25, 2009.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 6 for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of March 25, 2009 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Since the filing of Amendment No. 5 to the Original 13D, Fosun International purchased for cash a total of 3,256,113 ADSs, representing 16,280,565 Ordinary Shares, in open market transactions on the dates and at the weighted average prices per ADS set forth on Exhibit 99.7, which is attached hereto and incorporated herein by reference.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
99.1

List of directors and executive officers of Fosun International and information regarding persons controlling Fosun International (incorporated herein by reference to Exhibit 99.1 to the Original 13D filed on December 23, 2008 by Fosun International with the Commission).

99.2

Information regarding transactions in Focus Media ADSs by Fosun International during the 60 days prior to the filing of the Original 13D (incorporated herein by reference to Exhibit 99.2 to the Original 13D filed on December 23, 2008 by Fosun International with the Commission).

99.3

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 1 and Amendment No. 2 to the Original 13D (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 to the Original 13D filed on January 26, 2009 by Fosun International with the Commission).

99.4

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 2 and Amendment No. 3 to the Original 13D (incorporated herein by reference to Exhibit 99.4 to Amendment No. 3 to the Original 13D filed on January 30, 2009 by Fosun International with the Commission).

99.5

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 3 and Amendment No. 4 to the Original 13D (incorporated herein by reference to Exhibit 99.5 to Amendment No. 4 to the Original 13D filed on February 9, 2009 by Fosun International with the Commission).

99.6

Information regarding purchases of Focus Media ADSs by Fosun International between the filings of Amendment No. 4 and Amendment No. 5 to the Original 13D (incorporated herein by reference to Exhibit 99.6 to Amendment No. 5 to the Original 13D filed on February 20, 2009 by Fosun International with the Commission).

99.7	Information regarding purchases of Focus Media ADSs by Fosun International since the filing of Amendment No. 5 to the Original 13D (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2009

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director